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                                                                     EXHIBIT 103

                                 [INTEROIL LOGO]

                              INTEROIL CORPORATION
                             WEEKLY DRILLING REPORT
                                 5TH AUGUST 2003

MOOSE ST-1 EXPLORATION WELL

TYPE:                         Oil Exploration

LOCATION:                     PPL 238, Eastern Papuan Basin

                              145 degrees 11' 08.52" E, 06 degrees 57' 50.96" S

STATUS AT 0600 (EST):         Current depth 881m (2,890ft), coring ahead.

                              Progress for the week has been to drill from 820m to 860m, set 3.5inch casing to 858.65m and core ahead in 3inch hole to 881m.

                              Current operation is coring ahead in siltstones, interpreted to be a good seal. The well is drilling in the vicinity of a drill break observed in Moose-1, and interpreted to indicate a possible reservoir zone. Connection gas of 0.15% at 875m and 0.3% at 877m (2,877ft) detected, while coring through the seal.

                              On the basis of multiple oil shows seen higher in the well and previously reported, test gear and personnel have been mobilised to the rigsite. Wireline logging equipment is being mobilised to assist in formation evaluation, and samples have been sent to CSIRO for hydrocarbon and age dating analysis.

PLANNED TOTAL DEPTH:          1700m

INTEREST:                     InterOil subsidiary SPI(208) Limited 100%

OPERATOR:                     SPI(208) Limited

PROSPECT DESCRIPTION:         Anticline with Late Cretaceous sandstone (primary)
                              and Eocene limestone (secondary) objectives.

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FOR FURTHER INFORMATION:

NORTH AMERICA                             AUSTRALASIA
Gary M Duvall                             Anesti Dermedgoglou
Vice President, Corporate Development     Vice President, Investor Relations
InterOil Corporation                      InterOil Corporation
gary.duvall@interoil.com                  anesti@interoil.com
Houston, TX USA                           Cairns, Qld Australia
Phone: +1 281 292 1800                    Phone: +61 7 4046 4600

Lisa Elliott                              Andy Carroll
DRG&E                                     General Manager, Upstream Exploration
lelliott@drg-e.com                        InterOil Corporation
Phone: +1 713 529 6600                    Phone: +61 2 9279 2000